SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
June 4, 2004


1. NAME OF REPORTING PERSON
Opportunity-Santa Monica Group


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

See below

8. SHARED VOTING POWER

See below

9. SOLE DISPOSITIVE POWER
See below
________________________________________________________________

10. SHARED DISPOSITIVE POWER
See below

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

443,200

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.45%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

97,000

8. SHARED VOTING POWER

3,000

9. SOLE DISPOSITIVE POWER

208,200_______________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

208,200

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

2.56%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

5,000

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

5,000_______________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

5,000

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

..06%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________



1. NAME OF REPORTING PERSON
Santa Monica Partners Opportunity Fund L.P., Santa Monica Partners L.P., Santa Monica Partners Asset Management LLC, SMP Asset Management LLC and Lawrence J. Goldstein.
2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]
                                                       b[]


3. SEC USE ONLY

4. SOURCE OF FUNDS

WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

0

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

230,000_________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

230,000

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11
2.83%

14. TYPE OF REPORTING PERSON

IA

Item 1. SECURITY AND ISSUER
This Schedule 13D relates to the shares of Blair Corp ("BL"). The principal executive offices of BL are located at 220 Hickory
Street, Warren, PA 16366.

Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Phillip Goldstein, 60 Heritage Drive, Pleasantville, NY 10570, Andrew Dakos, 43 Waterford Drive, Montville, NJ 07045 and Santa Monica Partners Opportunity Fund L.P., and Santa Monica Partners, L.P. which are both New York limited partnerships. This Statement is also being filed on behalf of Santa Monica Partners Asset Management LLC and SMP Asset Management LLC, both Delaware limited liability companies that act as the general partner for Santa Monica Partners Opportunity Fund, L.P., and Santa Monica Partners L.P., respectively and Lawrence J. Goldstein, the president and sole owner of the general partners. Their principal business address is 1865 Palmer Avenue, Larchmont, New York 10538.


Phillip Goldstein is a self-employed investment advisor. He is also President of Kimball and Winthrop, Inc., an investment advisory firm. Andrew Dakos is President of Elmhurst Capital, Inc., an investment advisory firm and Managing Member of the general partner of Full Value Partners L.P., an investment fund. The principal business of Lawrence J. Goldstein and entities is money management.


During the last 5 years none of the reporting persons have been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Phillip Goldstein, Mr. Andrew Dakos and Mr. Lawrence J.
Goldstein are U.S. citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Mr. Phillip Goldstein, Mr. Dakos and Mr. Lawrence J. Goldstein have accumulated shares of the Issuer on behalf of accounts that are managed by them. All funds that have been utilized to purchase such shares are from such accounts or from margin loans from broker dealers where these accounts are held.


ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons believe that the Issuer's stock price is significantly less than its intrinsic value. They plan to enter into discussions with the Issuer's management to explore measures to enhance shareholder value. Currently, the Reporting Persons have no plans to act in concert to buy, sell, hold or vote their shares, i.e., each of the Reporting Persons may unilaterally determine to buy, sell, hold or vote his shares without consulting the other Reporting Persons.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the quarterly report for the quarter ended March 31, 2004 there were 8,129,718 shares of BL outstanding. The percentage set forth in this item (5a) was derived using such number.

Mr. Phillip Goldstein is deemed to be the beneficial owner of 208,200 shares of BL or 2.56% of the outstanding shares. Mr. Dakos is deemed to be the beneficial owner of 5,000 shares of BL or .06% of the outstanding shares. Mr. Lawrence J. Goldstein is deemed to be the owner of 230,000 shares of BL or 2.83% of the outstanding shares.


b. Power to dispose of securities resides solely with Mr. Phillip Goldstein for 208,200 shares. Power to vote securities resides solely with Mr. Phillip Goldstein for 97,000 shares and jointly for 3,000 shares. Power to dispose and vote securities resides solely with Mr. Dakos for 5,000 shares. Power to dispose securities resides solely with Mr. Lawrence J. Goldstein for 230,000 shares.

c. During the last sixty days the following shares of common stock were purchased:


Phillip Goldstein
Trade Date
4/20/2004  10,000 @ 25.99
4/30/2004  18,600 @ 25.996
5/3/2004   11,400  @ 25.9348
5/4/2004   36,00 @ 25.9166
5/5/2004   5,000 2 25.95
5/6/2004   11,400 @ 25.984
5/7/2004   3,600 @ 26
5/10/2004  36,400 @ 25.9251
5/11/2004  20,000 @ 26
5/12/2004  29,600 @ 25.987
6/4/2004   300 @ 25.5466
6/4/2004   3,000 @ 25.55
6/4/2004   5,000 @ 25.6
6/7/2004   300 @ 25.6

Andrew Dakos
Trade Date
6/7/04    4,000 @ 25.6
6/9/04    1,000 @ 25.95

Lawrence J. Goldstein
Trade Date
4/20/04   18,000 @ 25.99
4/30/04   6,400 @ 26
5/3/04    11,600 @ 25.94
5/4/04    8,400 @ 25.92
5/6/04    13,600 @ 25.99
5/7/04    6,400 @ 26
5/10/04   33,700 @ 25.93
5/11/04   18,600 @ 26
5/12/04   30,400 @ 25.99
6/9/04    21,800 @ 25.9752
6/10/04   3,800 @ 26.03

d. Beneficiaries of accounts managed by Mr. Phillip Goldstein, Mr. Dakos and Mr. Lawrence J. Goldstein are entitled to receive any dividends or sales proceeds.

e. NA

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1: Joint Filing Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 6/14/04

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Lawrence J. Goldstein
Name:  Lawrence J. Goldstein

By: /S/ Andrew Dakos
Name:     Andrew Dakos

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1 (k) (1) under the Securities
Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D
(and all further amendments filed by them) with respect to the shares of BL.

Dated: 6/14/04

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein


By: /s/ Lawrence J. Goldstein
Name:   Lawrence J. Goldstein

By: /S/ Andrew Dakos
Name:     Andrew Dakos